Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON CALL
Q4 FY 09 RESULTS
APRIL 15, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Haragopal
Infosys Technologies – Head – Finacle

BG Srinivas
Infosys Technologies – Head – Manufacturing vertical and Member – Executive Council

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Amitabh Chaudhry
Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

Anthony Miller
Tech Market

Bhuvnesh Singh
CSFB

Ashwin Shirvaikar
Citigroup

Rishi Maheshwari
Enam AMC

Sandeep Shah
ICICI Securities

Tarun Sisodia
 Anand Rathi

Diviya Nagarajan
JM Financial

Viju George
Edelweiss

Shekhar Singh
Goldman Sachs

Vihang Naik
Motilal Oswal

Pankaj Kapoor
ABN Amro

Urmil Shah
Kiming Securities

Nitin Padmanabhan
Centrun Broking

Nihar Shah
Enam Holdings

Srivatsa
Spark Capital

Moderator

Good afternoon ladies and gentlemen. I am Sandhya, the moderator for this conference. Welcome to the Q4 and annual earnings call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to international bridge. After that, the question and answer session will be conducted for participants in India. Now, I would like to hand over to Mr. Shekar Narayanan. Thank you and over to you sir.

Shekar Narayanan

Thanks Sandhya. Good afternoon ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the fourth quarter and year ended March 31, 2009. Joining us today in this conference room is CEO and Managing Director, Kris Gopalakrishnan; COO, S. D. Shibulal; and CFO, V. Balakrishnan along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter and year ended March 31, 2009, outlook for the quarter ending June 30, 2009 and year ending 31st March, 2010. After that, we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Kris Gopalakrishnan

Thanks Shekar. This is Kris Gopalakrishnan. Despite a challenging environment, we have met the lower end of our guidance. The challenges are actually in three fronts. One is the drop in volumes. For example, in the last quarter, our volumes declined sequentially by 1.4%. A challenging pricing environment; we had pricing decline by 2.1% in constant currency terms. This is the second quarter in which pricing declined. And third is significant movement and volatility in currencies and again if we look at the last full year actually, currencies have moved quite a bit in this environment. If you look at the performance of the company, of course, growth has come down. Next year we are giving a guidance of 0 to -3% in constant currency terms but if you look at margins, our margins have been sustained for the full year. It has come down slightly for Q4 but it has been sustained for the full year and in our guidance for the next year, we are saying that margin, movement would be probably about 3% and this is because one, on pricing, we take the fourth quarter pricing and extend it for the full year, the decline over the current year is about 6% and that is factored in. The lower utilization is also factored in. Rupee has moved quite a bit during the year. In the beginning of the year, it was 39 rupees to a dollar and now it is about 50 rupees to a dollar and we have been able to sustain margins. So with the three challenges, growth, pricing and volatility in currency, with volatility in currency and in pricing, we have been able to actually do a good job. Volumes, of course, are a factor of the challenging environment in which we are. We are investing, continuing to invest in the business, to add new services, add new solutions, investing in new markets, investing in our employees, in building capability. We will continue to recruit employees this year also. We are looking at about 18,000 new employees being added at the gross level for fiscal 2010. A majority of them, about 16,000 of them would be from campuses where we already made offers. We want to honor those commitments and lastly, we continue to focus on sustaining the relationships we have. Yes, the growth has come down but we have not lost any major client, we have not seen cancellation of projects in any manner and we have been able to sustain across the company, across the various industries in which we are operating, maintain our relationships etc. So, with this, let me hand over to my colleague, Shibulal, to give you more details of the operations and then followed by Bala who will take you through more details on the financials.

S. D. Shibulal

This is Shibulal. I will give you some color on the business. We have done a survey of our clients, the top 135 clients who account for 83% of our revenue on an LTM basis. Following are the results. As of about four weeks back, only 61% had finalized their budgets. Even in those cases where budgets were finalized, the impression we got is that the budgets are not etched in stone. The budgets would move up or down based on the economic situation in the coming year. For most of these clients, we were already into the middle of their first quarter. That is when the survey was done. A large majority indicated that the IT spend is down. In fact, 89% of the surveyed indicated that the IT spend will be down and 69% indicated that that IT spend will be down in low single digits. Offshore impact is slightly different. 22% say that there will be marginal increase in offshore, 5% say that there will be double digit increase in their offshore spend. So, offshore impact is slightly different. The recovery is also expected in a very protracted manner. 57% of the surveyed people told us that the recovery will be beyond March 2010. The services which are seeing traction, according to the survey are application maintenance and enterprise solution. That makes sense because what is cut is discretionary spend which is mostly the development work. The lights-on work continues to be done and continues to be outsourced and offshored. Enterprise solutions work is mostly strategic work which is multi-year programs which they are running. While they are seeing short-term challenges, they are unwilling to let go off their strategic initiatives and that means they continue to spend on consulting or at least that seems to be a priority area for them to continue which is consulting and the enterprise solutions. We have, as Kris said, close to 5,000 people gross this quarter and the total addition for the year is 28,000. Over the last few years, 2007, 2008, 2009, we have given compensation increase onsite and offshore, in fact, many a times over the industry average, anywhere between 3% to 7% onsite and 11% to 15% offshore; that seems to be the range. Normally, our salary increase is in April. Given the global economic environment, we feel it is prudent not to have a salary hike this year. So we will not be having salary hike or promotions in April. We will review this as the year unfolds. The variable compensation continues to be there and we have paid out good variable compensation in the previous years and we plan to pay out variable compensation based on the financial results in the coming year. With that, let me hand over to Bala for the financial highlights.

V. Balakrishnan

Good afternoon everybody. We have just completed a great quarter. Our operating margin for the fourth quarter was 29.5% as compared to 31.9%. So, we had seen a decline of 2.4%. We had a benefit because of the currency. Rupee average was 50.24 for the quarter as compared to 49.42 last quarter. That gave a positive impact on the margin of around 50 basis points. The revenue productivity went down by 3% on reported basis. That had an impact of around 1.5% on the margin. The SG&A cost went up by 0.6% and the depreciation went up by 0.8%. So overall we had a 230 basis point impact on the operating margin. The non-operating income looked good because we had lesser foreign currency losses for the quarter. As compared to Rs. 219 crores of losses we had seen in the third quarter, we have seen only Rs. 15 crores loss in the fourth quarter. The tax rate remained almost same, so the net income level, our net margin was 28.6% as compared to 28.4% in Q3. If you look at the yearly number, almost all the currencies moved drastically during the year because rupee on a end-to-end basis moved by around 26% for the full year. If you look at other global currencies whereas Australian Dollar or UK Pound or Euro, all of them moved by around 20% to 30%. We have never seen this kind of extreme volatility in the currency and at a movement of 30% from bottom to top, we are able to maintain the operating margin for the full year and we had improved on the operating margins when compared to fiscal 08 because we allowed some of the benefit from foreign currency to flow into the margins. In fact, the operating margin went up by 2% in fiscal 09 when compared to fiscal 08. We have given our guidance with this background. If you remember, in the beginning of the year in fiscal 09, we said the dollar revenues could grow by somewhere between 19% to 21%. We ended the year with close to 12% growth. There is a difference of 7% to 9%. Of that, 3% is because of the currency movement, the global currencies, 1% is because of the pricing and balance is because of the volume growth. We had given a guidance for next year with an overall revenue decline of somewhere between 3% to 7% for the full year. On a constant currency basis, it could be a decline of 4% at the lower end and almost flat revenues at the upper end. We believe the operating margins for next year could come down by around 300 basis points because we are assuming the pricing to remain at the same level what we saw in Q4 of fiscal 09 for the full year of next year. That means there is an inherent pricing erosion of 6% assumed in the guidance. That could impact the margin by around 3%. The rupee average rate for the full year of fiscal 09 was 46.50. Next year, we are assuming at 50.72 which is the closing rate for March. So, that could give a positive benefit of around 4.5%. Then the utilization impact and the increased investment in sales and marketing could contribute around 4% negatively to the margins. So, net-net, the operating margin next year could come down by around 300 basis points. At the net income level, it could come down by 200 basis points. The effective tax rate will not increase dramatically next year because the yield on the cash and cash equivalents could come down next year. In fiscal 09, our average yield was 9.6%. It could come down to maybe around 7% in fiscal 2010 because the interest rates in the economy have come down drastically. So, you could have the tax rate remain somewhere between 16%-16.5% and overall at the net margin level, we could see reduction of 200 basis points. Our guidance is a statement of fact based on what we see at this point of time. Tomorrow, if things change drastically, probably we can come and update but this is what we are seeing today and our guidance is based on that. Account receivable days were 57 days. It was 56 days last quarter. In a tough environment like this, we are able to collect all the receivables and keep it current because around 60% of our receivables is less than 30 days. The quality of receivables is extremely good. We have $ 2.2 billion dollars of cash at the end of the year and we announced a dividend which is close to some 27.6% payout. So, I think overall the year has been good. We are able to manage extremely volatility in the currency. We are able to show good numbers in spite of the environment and going forward, we have given a guidance which is realistic based on what we are seeing in the marketplace at this point of time. With this, I conclude. We can now open the floor for questions.

Moderator

Thank you very much sir. At this moment, I would like to hand over the proceedings to International Moderator to conduct the Q&A for participants connected to SingTel Bridge. After this, we will have a question and answer session for participants at India Bridge. Thank you and over to you Lucy.

International Moderator

Thank you Sandhya. We will now begin the Q&A session for participants connected to the International Bridge. Please press 01 to ask a question. Mr. Miller from TechMarketView in the UK. Please go ahead.

Anthony Miller

Hello gentlemen. My question is not surprisingly more around Europe and the UK. Firstly, can you just give us an idea of what the growth of the European business was in constant currency for the quarter and the year and let us know whether you are seeing any difference in demand trends or service lines trends in Europe versus the States and then secondly, I wonder if you could just talk a little bit about some of the comments you made, firstly that you sold Finacle into a UK financial services institution which sounds like replacing incumbent system. So I would be interested to learn more about that and finally you talked about new engagement models, in particular SaaS, software as a service and I wonder if you could just elaborate a little on what your SaaS offering is please. Thanks a lot.

Kris Gopalakrishnan

Okay, there are three questions, I will ask B.G. Srinivas who handles Europe to talk about Europe, Haragopal on Finacle and then I will come back and talk about the new business models.

Anthony Miller

Thank you.

B. G. Srinivas

In constant currency terms, Europe represents 25% of the overall revenue and in reported currency, it is 24.3%. Overall, Europe for the full year, the continent or the mainland Europe grew by 26%. However, this was offset by the slowdown and decline in the UK business, primarily the financial services and telecom in UK. So that is the first part of your question. Second part, in terms of the service offerings - again in Europe, we have an extremely diversified service mix today including business consulting, package implementation which represents 35% of the business in Europe. 50% of BPO’s business comes from Europe and other services including system integration, infrastructure management services also have a significant presence. However, on the new engagement models which you mentioned, today we are having more dialogues, more pursuits where clients are much more open to discuss these new engagement models which include ticket-based pricing for support, which include, in specific cases, platform-based offerings. The SaaS based offering which you referred to in your question, however, the big wins have happened in the US in the last year.

Anthony Miller

Thank you.

Haragopal

This is on Finacle. Yes, we have a new win in this quarter from UK. This is a home country deal. I can’t share the details of the customer but it is a full functional, one of the top tier banks, home country deal in UK. This will be implemented in the next 2-1/2 years and this is a very significant win against our key competitors. All the global players were present in a global tender in this.

Anthony Miller

If I could ask which software vendor would you have replaced in that Finacle win?

Haragopal

Well, it is a combination of inhouse as well as multitude of softwares, they had multiple systems which were being replaced.

Anthony Miller

Alright, okay.

Kris Gopalakrishnan

The last question, Infosys has multiple options and multiple choices when it comes to business models. In the infrastructure management, we do pricing based on number of devices, notes, elements we manage. In maintenance, we do ticket-based pricing, software as a service, platform-based BPO. We do have some IP and solutions which we license. So there are multiple options which we now provide to our clients and this is a growing part of our business. It is small today but a growing part of our business and this is offered in all geographies. For example in India, we are doing something IPTV side with a revenue share model. So there are multiple models which we are using in different solutions and different geographies. Next question…

Anthony Miller

Thank you.

International Moderator

Next, we have Bhuvnesh Singh from Credit Suisse in Singapore. Please go ahead sir.

Bhuvnesh Singh

Hi sir. Thanks for giving me a chance to ask the question. There are two questions which I have, the first thing when you look over the past three months, where exactly the comfort is coming that we should be able to deliver the volume and revenue growth which we have talked about for the full year. Are we seeing any pickup in project signings or are we seeing any sort of change in customer behavior because the overall environment still remains pretty negative? The second question is that when exactly do you see a turn in revenue growth, when exactly do you see that revenue growth would turn positive to be exact. That’s all, thanks a lot.

Kris Gopalakrishnan

Thanks Bhuvnesh. To the first question, the comfort is coming from the data we have. We have as Shibulal mentioned talked to 135 odd clients. This represents 83% of our revenues. This has happened in the last four weeks. The confidence comes from how we have performed in the last six months when the environment was challenging, all the factors I talked about, decline in growth, challenges in pricing, volatility in currency, all these factors were definitely there in the last six months and the results are there to see. Yes growth has dropped, but ability to maintain margins in spite of pricing and in spite of currency movement and the comfort is also coming from our ability to retain clients and retain relationships with these clients. We had almost none clients go away and we had very few cancellations of projects and things like that. By and large, what has happened is when projects close, typically new projects replace those projects and that momentum in business, the velocity of business has come down and that is reflected in the growth. Our clients have shared the data in terms of budgets and things like that with us and we have visibility into that and lastly we have added 37 clients in this quarter, similar numbers from last quarter. So the client additions are still very strong. Clients are confident of their relationship with Infosys. It is just that the ramp-ups have not been as much as previous quarters and when recovery happens, we hope that these ramp-ups will come back. And to the second part of your question, when will recovery happen, our own survey says that recovery probably would happen in early part or mid of 2010. That is what our clients are saying. Having said that, there are some data points which say that at least in financial services, some recovery is starting to happen. We have to wait and see whether this recovery is a true recovery and whether it is going to be sustained, are there challenges that will come up in other segments like manufacturing, etc., we need to wait and see and when we give guidance, it is based on data and facts we know and with the confidence that we can meet that guidance. If the situation changes, as Bala has already indicated, we will have to come back to you. It could also be positive if recovery really starts earlier, it could be positive also. That is where we are today.

Bhuvnesh Singh

Kris, just two clarifications which I would seek here. See, first of all, your guidance implies that after the June quarter which would be 4% to 5% down, next three quarters, you would have between 2% to 3% quarter on quarter revenue growth. So the second part of the question was more pertaining to when you start seeing a quarter on quarter growth from Infosys perspective, should we start seeing a pickup from September or would it more like December and March as being 4% to 5% growth. That is one. And second if you look at the last three months, are you seeing any sort of a positive sign, let us say March versus January, if March was more positive versus January that we should have comfort that going forward some improvement could happen.

Kris Gopalakrishnan

Okay, so to the first part, we are not projecting any 4% growth. What we have projected is what is there in the guidance and that is what we see today. So, that is the guidance which we have given and we have shared that with you. Then, second part of the question between Jan and April, we are not seeing any change, that is why we are saying that the first quarter will be down. So that is reflected in our guidance again. Even though the environmental factors and some of the analysts are saying that maybe there is a recovery starting, but we have not factored that in and we have actually said that the first quarter will be a challenging quarter for us.

Bhuvnesh Singh

Thanks a lot.

International Moderator

Next, we have Ashwin Shirvaikar from Citigroup in the US. Please go ahead sir.

Ashwin Shirvaikar

Hi. Thank you for taking my question. As you look at the revenue guidance range, are you assuming that pricing continues to deteriorate or do you feel that most client negotiations on price are behind you at this point?

V. Balakrishnan

As we explained earlier, we had taken the pricing we have seen for the fourth quarter for the next full year guidance because pricing is unknown. We believe the pricing to some extent has stabilized but if the environment continues to be challenging, there could be some impact but what we assumed in the guidance is that pricing will remain at the same level as what we saw in the fourth quarter, for the next full year.

Ashwin Shirvaikar

Okay. Thanks.

International Moderator

I would like to hand over the proceedings back to Sandhya.

Moderator

Thank you very much Lucy. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions, please press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question, kindly press *1 now. I repeat participants who wish to ask questions may kindly press *1 on their telephone keypad.

Kris Gopalakrishnan

Operator, is the bridge cut in anyway, are there people still on the call?

Moderator

Sure sir. We do have questions lined up, can we just go ahead?

Kris Gopalakrishnan

Yes please

Moderator

Yes, we have a question from Rishi Maheshwari from Enam AMC. Please go ahead sir.

Rishi Maheshwari

Hi, good afternoon to the management. My question is largely on the views of your cash conservation policy. This is on the back of the observation that our dividend was almost 10 rupees lesser this year than the last year. Now I understand that it is imperative to conserve cash in these challenging times but I also want to understand what is the benchmark amount of cash that you would be most comfortable at and given that you achieve that position, would you be looking forward to reward shareholders and better forms of higher dividend because we have actually reduced on the dividends that we have given last year.

V. Balakrishnan

Well, we have always rewarded the shareholders. If you look at the last few years, we had almost come out with a special dividend every two years. Look, when you run a business, we require certain amount of cash to give us comfort in the business. We always said at any time point of time we should have next one year’s of expense as cash. We are still short, so we have some more way to go before we give any higher dividend. Having said that, cash is strategic for us. In these trying times, we should have enough cash in the system so that it will give us lot of comfort doing our business. We are looking at acquisitions. We are focusing on certain acquisitions. I don’t know whether it will happen or not but if we have cash it will help you do those strategic acquisitions which will accelerate growth. So I think we have to do a balance between cash required in the business to give us comfort and the return and at some part of time, if you believe it affects the returns, we will look at paying more to the shareholders.

Rishi Maheshwari

Well, true. I just wanted to understand the same thing Bala in terms of the figure, if within the management you have figured out on a basis wherein this would be the cash that we would be most comfortable with, with the acquisition…

V. Balakrishnan

If you assume around $ 4.5 billion of revenue and if you calculate next one year’s expense, it could be around $3 billion-$3.2 billion. We have $ 2.2 billion, so we have $ 1 billion more to go.

Rishi Maheshwari

Alright, that answers my question. Thank you.

Moderator

Thank you very much sir. Next in line, we have Sandeep Shah from ICICI Securities. Over to you sir.

Sandeep Shah

Yeah sir, just looking at the first quarter guidance, as you are saying that the pricing is assumed to be flattish at the fourth quarter level, so one should assume that we are looking for 4% to 5% volume decline and how this would look like across verticals?

Kris Gopalakrishnan

See from fourth quarter level, if you assume the pricing to be same, the average pricing this year versus the average pricing last year, there is a decline of app 6%. So that is factored into the guidance and it is a composite of volume and pricing in that sense.

Sandeep Shah

Sir, what I am talking about is for the first quarter guidance because the revenue decline we have guided is 3.7-5.4%. So, that largely indicates a volume decline.

V. Balakrishnan

Well, it could be a combination of both. We don’t want to break it up between price and volumes but overall we had taken the fourth quarter pricing for next four quarters and it could be a combination of both.

Sandeep Shah

Okay, okay. And basic reasons for EPS decline of 15.6% factored for the first quarter, is it largely due to utilization or here also, we have taken some bit of a hit because of the pricing decline?

V. Balakrishnan

Well, it is mainly because of the utilization coming down, so also the pricing and there could be some benefit because of the rupee, but it is more than offset by this and we are also putting more money into the sales and marketing because we are hiring more people. These are times where we have to invest for the future.

Sandeep Shah

Okay, okay. Thanks.

Moderator

Thank you very much sir. Next in line, we have Tarun Sisodia from Anand Rathi Securities. Over to you sir.

Tarun Sisodia

Hi. I just wanted two questions to be addressed. One is on the guidance part you are saying that the margins are likely to go down quite substantially by roughly about 300 basis point. Taking this fourth quarter as the guidance benchmark, why do you see the margins really going down considering that you had already taken 50.7 as the average rupee-dollar rate?

V. Balakrishnan

It is a combination of both the utilization coming down and also the pricing because we are assuming the pricing to continue at the Q4 level and number two, look at it this way. In fiscal 08, our margin was X and in fiscal 09, it went up by around 200 basis points. We had substantial benefit because of the rupee which we had not reinvested in the business. This year, we are putting back money into the sales and marketing to make sure that we are not hurt in the environment. So the margin impact is mainly due to increased investment in sales and marketing. To some extent utilization has come down and also the pricing.

Tarun Sisodia

But if I understand correctly, you are taking the quarter four pricing as the guidance which will remain constant throughout the next financial year in your guidance estimate, is that right?

Kris Gopalakrishnan

Yes.

Tarun Sisodia

So, in that case, the margin should not really get impacted. If whatever was achieved in fourth quarter should really get reflected in the balance of the year, isn’t that right?

V. Balakrishnan

No, no, no, see the pricing itself will have an impact of around 200-250 basis points, then the utilization could come down because you are seeing a sequential decline in revenues between 4% to 5%. The additional impact because of utilization come down could impact your margin and there is an increase investment in sales and marketing. That is why the operating margin could come down by 300 basis points. At the net income level, it could be 200 basis points because you will have a higher non-operating. In fiscal 09, the non-operating income came down because of the foreign currency losses. In the guidance, we don’t assume that. So, the non-operating could be higher. Tax rate remaining stable, at the net level it could be around 200 basis point impact.

Tarun Sisodia

Okay, fine. Thank you.

Moderator

Thank you very much sir. Next in line, we have Ms. Diviya Nagarajan from JM Financial. Over to you ma’am.

Diviya Nagarajan

Hi. Just had a couple of questions. Bala, you spoke about depreciation having spiked up this quarter. Is this the trend that is likely to continue?

V. Balakrishnan

No, depreciation is a function of when we operationalize some of the centers. There were a few capitalization happened in the fourth quarter, that is why it was high. It will get normalized now.

Diviya Nagarajan

Right. And you also spoke about tax rates at 16.5%. I understand that four large facilities are coming out of 10A/10B benefits this year. So, shouldn’t the tax rate be ideally going up this year?

V. Balakrishnan

It should go up, but if you look at the last year, the non-operating income, the yield was around 9.6. To that extent, we had a higher tax payout, that is what is reflected in the 16%. Next year, the yield is coming down. It could come down to maybe around 6.5% to 7%. To that extent, tax payout could be less. And number two, some of our incremental growth in SEZ has gone up. SEZ is close to around 9% of our revenue. So, overall net-net, the effective tax rate could be somewhere between 16-16.5%.

Diviya Nagarajan

Right. Shibu, I had one last question. You spoke about 5% of your customers talking about double digit increases in your offshore spending. Could you give us a sense on the other 95%, what is the sense there, how many are saying flat and how many are saying a decline.

S. D. Shibulal

This is regarding the survey. According to the survey which we did which covered 83% of our revenues, 22% said that there will be an increase in offshore spend, 5% said that there will be more than 10% increase in their offshore spend, 69% have said that there will be a decrease in offshore spending.

Diviya Nagarajan

Is this the remaining who have said there is a decrease in offshore spending, are their budgets also down proportionately or…

S. D. Shibulal

Actually, the budgets are down for 89% whereas the offshore spend is down for only 69% which is a positive sign because the offshore spend is not really tracking the budgets down.

Diviya Nagarajan

Right. Thanks and all the best for the year.

S. D. Shibulal

Thank you.

Moderator

Thank you very much ma’am. Next in line, we have Viju George from Edelweiss. Over to you sir.

Viju George

Yeah, hi. Thanks for taking my question. I just want to get a sense of the variable payout strategies in FY10. We are given to understand that about 7 percentage of revenues are in theory variable. So what would be management’s thought with regard to variable payout assuming that, if all your performance tracks guidance band?

T. V. Mohandas Pai

Our variable philosophy is based upon the revenue target that we have internally and the profit margin target. At the guidance level or at the budget level, we put into the budget a certain amount of variable compensation which is linked to profits. That part of the variable compensation linked to revenue is also put into the budget. Depending upon the achievement against the budget, we pay the variable comp. For example, in fiscal 2009, we paid about 85%. Fiscal 2008, we paid 96% and the fiscal 2007, we paid 95%. For next year, we have already put in the budget the numbers that you see at a certain level and if we exceed that, people get more. If we don’t achieve the numbers that we gave, people get less. So by this, we make sure that the pains and gains of growth or de-growth is shared by all stakeholders within the corporation.

Viju George

Okay. If I can take that forward a little bit, are there any assumptions of holdback that you are building in your margin deconstruction for FY10 because from the numbers that Bala ran us through earlier where he talked about pricing, he talked about sales and marketing utilization that didn’t seem to have come up. So I am just wondering if there are any assumptions around that you can spell out for us.

T. V. Mohandas Pai

We have, I can’t give you the number but we have built in X percentage of variable compensation in the guidance. If we achieve less than the guidance, the variable compensation will come down. If we achieve more than the guidance in profits and revenues, variable compensation kitty could go up. So it is variable.

Viju George

Okay. Just a reiteration from an earlier comment, I believe you had said that March was not necessarily a lot better than January when you started out through the quarter, is that fair?

Kris Gopalakrishnan

Yeah, so when we look at the survey we did, it still shows that our client believes that their business will be challenged, they are in a mood of cutting costs and significant number of them, Shibulal has already given you the percentages, are seeing their budgets go down to up to maybe even 10% or beyond.

Viju George

Okay. That’s it from my side, thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Shekhar Singh from Goldman Sachs. Over to you sir.

Shekhar Singh

Hi sir. Just wanted to know like as per your past surveys similar to the one which you are referring to, has in any of the previous years did we get a data point saying that majority of your clients will be cutting down on the offshore spend or is this the first year?

S. D. Shibulal

Yeah, there has never been a year in which this has happened. In fact Mohan was talking about it in one of the interviews. What we are seeing is an absolutely unique event and so we have never seen this kind of a downturn in the budgets in the past.

Shekhar Singh

Okay. And secondly sir, if we take into account the billing rate which has got reflected in reported numbers, the billing rate cut for the current quarter and if we take into account the 2.5% cut which Mr. Bala mentioned will be in reported numbers in Q1, what percentage of the total will this represent. The actual billing rate cuts which have been offered and these two put together, what percentage of that will it represent?

S. D. Shibulal

I don’t understand your question completely but our billing rates came down last quarter by 1.8% and this quarter by 2.1% in constant currency terms. For the next year guidance, we have taken the Q4 pricing as a base and there is an expectation that we will be able to hold that pricing. We are hoping that we will be able to hold that pricing. In my mind it is very commendable that the pricing has only come down by 1.8% and 2.1% in constant currency in such a tough situation.

Shekhar Singh

Sorry sir, the question was basically like it seems for Q1 FY10 you are building in almost like a 200-250 basis point drop in pricing. Now if you take that pricing along with the drop in pricing which you have already seen in Q4, will that represent the entire pricing cuts which you have offered to your clients?

V. Balakrishnan

No, no. Look, some of the clients had come back on pricing. We had some discussion and come to some conclusions. It doesn’t mean they cannot come back, they may come back but what we are saying is when you take the reported numbers for Q4 which is showing as 3% decline in pricing in the first quarter to continue for next quarter, it will have some impact on the margins. Number two, our utilization could also drop because we are assuming a decline in the revenues in the first quarter by something around 4%-5%. To that extent, the utilization will come down. That will also have some impact on the margins. Most of our clients have come for renegotiation, but this is a moving environment because if clients are under pressure, they could come back but we are comfortable because most of them have already done it.

Shekhar Singh

Okay. Thanks a lot sir.

Moderator

Thank you very much sir. Next in line, we have Vihang Naik from Motilal Oswal. Over to you sir.

Vihang Naik

Yeah, hi. I had a couple of questions actually. If we can take the IT services billed person-months, there has been no offshoring in the current quarter. So do we see increasing difficulty in offshoring henceforth? Hello…

Kris Gopalakrishnan

No no. In fact, there is no increase but it just means that offshoring is at the same percentage level as before, that is all it means. There is no increased difficulty in offshoring.

V. Balakrishnan

See, typically in any year, the budgets would get finalized in January. So there will be some increased spending in the Jan to March quarter and more towards April to June. This year the budgets were a moving number and most of them finalized the budgets somewhere closer to end of March. That is why it impacted the volume growth. The volume growth has come down by 1.4% because of that. So it doesn’t mean that offshoring has come to an end. In tough times like this, offshoring has to increase, clients will focus on that but they have to get over the budget, finalize and start spending.

Vihang Naik

Okay. And lastly, our addition in the current quarter has been higher than the guided addition. We had guided around 27,000 gross addition for the whole year. We have ended up by more than 28,200 odd. What do you think has contributed to this excess gross addition in the current quarter?

Kris Gopalakrishnan

See, in the campuses when we make offer, we assume certain conversion. That conversion percentage has gone up to 80%. So, that is partly the reason why we have more number of people than we thought we would have and of course we are continuing to recruit, that is besides the point.

Vihang Naik

Okay. That’s it from my side, thanks.

Moderator

Thank you very much sir. Next in line, we have Mr. Pankaj Kapoor from ABN AMRO. Over to you sir.

Pankaj Kapoor

Yeah, hi sir, thanks. Just want to understand on the guidance front again, trying to reconcile the first quarter de-growth that we have spoken on a full year number as well, if one just looks back on that, we are talking about a significant drop in the first quarter, close to about 5% and to achieve the full year guidance, then what we are hinting at is a CQGR of roughly around 3%. So just trying to understand in the first quarter what has really gone into these numbers, are we looking at any client-specific issues in terms of particular set of clients in a vertical or on a overall basis where you are seeing some immediate decline in volumes or is it a factor of overall budget not being closed, but you expect a recovery to happen after the first quarter?

V. Balakrishnan

It is more towards the latter because as I said earlier if clients finalize the budget in Jan, there could be increased spending in April to June because they will firm up the number and stop spending, but only 60% of the clients have finalized the budget even at the end of the March. So, the spending pattern in the next quarter could come down because they don’t have visibility, that is what is assumed in the guidance. Probably once the rest of them finalize their budgets, probably the spending could increase.

Pankaj Kapoor

Okay. And just one more clarification on your top client where we see a sequential dip of about close to 5% in constant currency term, any clarity over there in terms of immediate loss of business happening over there or is it more to do with a regular decline that we have been seeing in the last few quarters? Thanks.

Kris Gopalakrishnan

The volumes have been coming down, 1.4% last quarter. So volumes have been coming down and till the recovery takes hold, we want to be cautious. That is the only thing which we have factored in.

Pankaj Kapoor

Fair enough. Thank you and all the best.

Moderator

Thank you very much sir. Next in line, we have Mr. Urmil Shah from Kiming Securities. Over to you sir.

Urmil Shah

Hi sir. Thanks for taking my question. My question is linked to the last one, as regards to the top line and the European business, when do we expect the bottom to be reached?

Kris Gopalakrishnan

See, in the survey we have done with the clients, they are indicating that they expect better business environment for them somewhere in the first half of 2010. So, that is the data we are getting from our clients and when we look at some of the analysts’ reports, there are reports which say at least some reports which say that maybe in the financial services, the recovery has already started. So we have to wait and see. These are the two data points we have right now about when the recovery will happen.

Urmil Shah

Okay. Thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Nitin Padmanabhan from Centrum Broking. Over to you sir.

Nitin Padmanabhan

Yeah. This was with regard to Australia, I think we have seen a downtick there. Can you quantify how much is from constant currency and how much is an actual downtick there?

V. Balakrishnan

It should be in terms of 1%.

Nitin Padmanabhan

1%, okay. So, I think earlier there were concerns about certain kind of a de-growth from certain clients and I think that is more or less through, so we should start seeing a growth there if currency remains where it is.

Kris Gopalakrishnan

Yeah in constant currency terms, we are positive on Australia at this point. Of course, we don’t anything about the Australian dollar, how it will move, etc.

Nitin Padmanabhan

Right, right. Then, just another question in terms of the guidance, see, keeping the rupee at 50.72 and I think earlier we had also spoken of some sort of a leverage available with G&A wherein we could leverage at least 1% for margins and I think if you keep pricing constant, I think the biggest hit will be on utilization, but net-net have we actually put in countermeasures that you would in terms of no salary hikes or cutting G&A and things like that within the guidance or it is inclusive of all that?

Kris Gopalakrishnan

See, the guidance assumes all that. We have already announced saying that in April we are not increasing salaries, no promotions. So the compensation increase is not there which normally you would see. The number of visas applied for is also come down. We expect to apply for maybe 500 this year because of the lower growth in business. So some of the expenses would be down. All these have been factored into our guidance.

Nitin Padmanabhan

Right. Then with regard to pricing, is it all clients have already finished their first round of negotiations and pricing cut is almost over unless they come back again for it.

Kris Gopalakrishnan

Well, we can’t predict the future, but we believe that most of the pricing negotiations are behind us at this point. If we take the pricing of Q4 and take the average pricing for FY09 versus FY10, we have already factored in that pricing will decline by about 5.7%-6%. This is factored into our guidance and that is one of the reasons why the margin is down.

Nitin Padmanabhan

Sure, sure. Thank you.

Moderator

Thank you very much sir. Next in line, we have Ms. Manisha Gupta from MF Global. Over to you ma’am. Ms. Manisha, you can go ahead with your questions. As there is no response, we will move on for the next question. Next in line, we have Nihar Shah from Enam Holdings. Over to you sir.

Nihar Shah

Thank you. I have basically three questions. We are seeing a huge decline in the BFSI segment, down almost 9% Q-on-Q, which following the Q3 growth of 4.1% in constant currency comes as a little bit of a surprise. Could you just talk us through what is happening in the BFSI segment.

Ashok Vemuri

Hi, this is Ashok. So from a BFSI segment, in the past quarters, the impact of what was happening in their business, the translation of that to technology spend was muted or there was essentially a phase lag. It all came together in the month of January as the Q4 actually bore the burden of all the changes and impact that have taken place. Clearly having said that, it is also important to point that there have been significant number of account openings. 12 of the accounts out of the 37 new added in Q4 were from the BFSI sector. We continue to see opportunities in existing accounts as well as in new accounts and we are continuing to see an expansion or actually translation of some of the conversations that we were having into deals. Obviously, the velocity of that is still much more muted than it was in the past but there is a lot more conversion that is happening in the BFSI space now.

Nihar Shah

Okay, thank you. My second question is on the Enterprise Solution space. Obviously it is a strategic sort of criteria for clients in the enterprise solution, just wanted to understand is it mainly at this point of time continuation of the previous clients work or has there been any new contracts or new client wins in this space?

Kris Gopalakrishnan

There have been new client wins in enterprise solutions also. We have won even some large transformational projects in Europe and US in the enterprise solution space. We are very positive about consulting and enterprise solutions. That is one of the segments where we are seeing good opportunities at this point.

Nihar Shah

Okay. And the third question was just the number of people currently in the BPO segment, hired by the BPO piece.

Amitabh Chaudhry

The number of people in BPO is 17,100. We have added 140 net employees this particular quarter.

 Nihar Shah

Okay. Thank you, that was it from my side.

Kris Gopalakrishnan

Last question please.

Moderator

Sure sir. Next question comes from Srivatsa from Spark Capital. Over to you sir.

Srivatsa

Yeah. Hi Bala. Just wanted to get some sense whether we have provided for Nortel account this quarter or what is the status there?

Kris Gopalakrishnan

We were not able to understand the question, can you repeat the question please.

Srivatsa

I wanted to understand whether we provided for the exposure to Nortel during this quarter.

Kris Gopalakrishnan

Yeah, we normally don’t comment on specific clients. What I can is that whatever we know, about clients in bankruptcy etc., we have provided for, all that is done. Every provision we need to make, we have made.

Srivatsa

Okay. The next question is just wanted to get some sense on how different is the trend for discretionary projects and maintenance projects, just wanted to get what you saw in your survey, is the cut more in discretionary vis-à-vis maintenance, just wanted to know what is the outlook from the survey you got.

Kris Gopalakrishnan

Definitely customers are looking at maintenance as well as enterprise solutions. These are the two areas where they were quite positive. They are quite cautious about development discretionary projects at this point and that is what the survey said.

I want to thank you all. We have another call today evening, but please connect with our investor relationship managers if you have any further queries or write to us and we will reply to those. Thank you very much and looking forward to interacting with you over the quarter. Thanks.

Moderator

Thank you very much sir. Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you.